# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: North Haven Private Assets Fund, CIK 0002029010
CUSIP: 659602304
Title of class of securities: Class I common shares of beneficial interest
Address of issuer's principal executive offices: 100 Front Street, Suite 700, West Conshohocken, Pennsylvania (PA), 19428
Date of event which requires filing of this statement: 07/01/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002057590

## Reporting persons
- Morgan Stanley AIP Funding Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 1,250,000; shared voting power 0; sole dispositive power 1,250,000; shared dispositive power 0; aggregate amount beneficially owned 1,250,000 (28.1% of the class)

## Item 1. Issuer
Name of issuer: North Haven Private Assets Fund
Address of issuer's principal executive offices: 100 Front Street, Suite 700, West Conshohocken, PA 19428

## Item 2. Person Filing
Name of person filing: Morgan Stanley AIP Funding Inc. (the "Reporting Person")
Address of principal business office or, if none, residence: The principal business address of the Reporting Person is 1585 Broadway, New York, NY 10036.
Citizenship: The Reporting Person is organized under the laws of the State of Delaware.

## Item 4. Ownership
Amount beneficially owned: As of July 1, 2025, Morgan Stanley AIP Funding Inc. directly held 1,250,000 Class I common shares of beneficial interest (the "Common Shares") of North Haven Private Assets Fund (the "Issuer").
Percent of class: The Reporting Person may be deemed to beneficially own 28.1% of the Common Shares. Calculations of the percentage of Common Shares of the Issuer beneficially owned are based on 4,453,564.0 Class I Common Shares outstanding as of July 1, 2025, based on information provided by the Issuer.
Sole power to vote or to direct the vote: 1,250,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,250,000
Shared power to dispose or to direct the disposition: 0

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Morgan Stanley AIP Funding Inc.: /s/ Christopher Wasilewski, Christopher Wasilewski, Executive Director (07/03/2025)